Exhibit 99.6

ZenaTech’s Zena AI Division for Advanced AI-Driven Drone Solutions for US Defense and Homeland Security to be Based in Baton Rouge, Louisiana

Vancouver, British Columbia, (October 23, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces that it has selected Baton Rouge, Louisiana as the base for Zena AI, Inc., the company’s specialized AI division that will develop next-generation drone technologies for US defense and homeland security applications. The company has signed a lease for a secure office space in the Downtown Baton Rouge area and will be hiring up to eight AI software and engineering specialists by the end of the year.

“Selecting Baton Rouge as the US hub for Zena AI will fast-track our R&D efforts to advance research, development, and commercialization of next-generation drone technologies for defense and homeland security,” said Shaun Passley, PhD, ZenaTech CEO. “The city’s growing technology ecosystem including strong connections to defense and infrastructure resources, aerospace and engineering talent, and research resources make it an ideal location for advanced AI drone and quantum innovation.”

The facility is intended to house a multidisciplinary team of AI software engineers, data scientists, systems engineers, and drone technology specialists. The team will advance ZenaDrone’s ISR (Inspection, Surveillance, and Reconnaissance) and related AI drone platforms while expanding the company’s pool of top American AI and engineering talent.

Teams will work on a range of advanced defense and homeland security applications, including autonomous navigation, multi-drone or drone fleet coordination, real-time decision-making, along with exploration of intuitive control interfaces, such as app- or voice-based drone commands for operational use. Development work will also be conducted on the Eagle Eye project, an initiative that will integrate AI drones, historical and real time data, and quantum computing to deliver a host of predictive insights, accelerated decision-making solutions, and optimized battlefield performance.

These initiatives are aligned with the White House’s AI Action Plan and the three Executive Orders issued on July 23, 2025, which prioritize domestic AI innovation, infrastructure development, and deployment of ideologically neutral AI technologies.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.